EXHIBIT 11

TELLABS, INC. AND SUBSIDIARIES
COMPUTATION OF PER SHARE EARNINGS

(In millions, except per-share data)	2003	2002	2001

The following chart sets forth the
computation of loss per share:
Numerator:
Net loss	$ (241.6)	$ (313.1)	$ (182.0)
Denominator:
Denominator for basic loss per share -	413.1	411.4	409.6
weighted-average shares outstanding
Effect of dilutive securities:
Employee stock options and awards	--	--	--

Denominator for diluted loss per share -
adjusted weighted-average shares	413.1	411.4	409.6
outstanding and assumed conversions
Earnings (loss) per share, basic and diluted	$ (0.58)	$ (0.76)	$ (0.44)

Under G.A.A.P., dilutive securities are not included in the computation of diluted earnings per share when a company is in a net loss position.